May 17, 2005


Room 4561

Ms. Angela Du
President
China Mobility Solutions, Inc.
#900-789 West Pender Street
Vancouver, B.C. Canada V6C 1H2

Re:	China Mobility Solutions, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed May 9, 2005
	File No. 0-26559

Dear Ms. Du:

	This is to advise you that we have limited our review of your filing to the matters addressed in the comments below. No further review of the proxy statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required under the Securities Exchange Act of 1934 has been included.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Proposal #3-Increase in Authorized Shares Involving Changes in
Corporate Capital Structure

1. We note that you seek to increase the Company`s authorized shares from 50,000,000 to 500,000,000 so that you will have sufficient shares to accomplish growth in the future. Do you have any current plans, proposals, or arrangements, written or otherwise regarding the use of such shares? For example, do you have any current plans to raise funds, acquire assets or engage in any business or investment opportunity at this time? If so, please disclose and if not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.

Proposal #4-Adoption of the 2005 Stock Option Plan

2. Similar to your response to the comment above, please disclose whether you have any current plans, proposals or arrangements regarding the options to be authorized under the 2005 Plan. For example, have you agreed to issue options to any specific individuals? If so, please disclose and if not, please revise your disclosure to indicate that you have no such plans at this time.

Eligibility, p.11

3. We note that consultants or independent contractors are eligible to receive option grants under the 2005 Plan. For what types of services do you plan to issue options to third parties in exchange for services rendered?

Extension of Exercise Period, p.17

4. We note your disclosure that the 2005 Plan Administrator may authorize Company loans to officers and directors of the Company in order to assist them in the exercise of options. Please supplementally provide us with a summary of the material terms of the loans you have advanced or plan to advance to employees and tell us whether any employees, executive officers or directors currently have any outstanding loans. We will continue to evaluate the disclosure in this section once we have had an opportunity to review such information and may have further comment.


*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      If you have any questions, please call Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.



							Sincerely,



							Mark P. Shuman
							Branch Chief-Legal


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Ms. Angela Du
May 17, 2005
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